SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THOMASVILLE BANCSHARES, INC.
(Name of Subject Company and Filing Person)

COMMON STOCK, PAR VALUE $1.00 PER SHARE	889608 10 0

(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Stephen H. Cheney
President and Chief Executive Officer
Thomasville Bancshares, Inc.
301 North Broad Street
Thomasville, Georgia 31792
Telephone: (229) 226-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Robert C. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$1,100,000	$101.20

•   Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase by Thomasville Bancshares, Inc. of up to 55,000 shares of its common stock at a price of $20.00 per share in cash.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐.

     This Tender Offer Statement on Schedule TO relates to the offer by Thomasville Bancshares, Inc., a Georgia corporation (the “Company”), to purchase up to 55,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding common stock, par value $1.00 per share, at a purchase price of $20.00 per share, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2002 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to each of the Items 1 through 9 and 11 of this Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12.	Exhibits

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 6, 2002.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Letter to shareholders, dated September 6, 2002.

(a)(1)(H)	Press release, dated September 6, 2002.

(b)(1)	Loan and Stock Pledge Agreement.

(b)(2)	Promissory Note.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2002

THOMASVILLE BANCSHARES, INC.

	By:	/s/ Stephen H. Cheney Stephen H. Cheney President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 6, 2002.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Letter to shareholders, dated September 6, 2002.

(a)(1)(H)	Press release, dated September 6, 2002.

(b)(1)	Loan and Stock Pledge Agreement.

(b)(2)	Promissory Note.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.